UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RSC HOLDINGS INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

74972L 102
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74972L 102	SCHEDULE 13G	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON OHCP II RSC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,910,939(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,910,939(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,910,939(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%(2)
12	TYPE OF REPORTING PERSON OO
__________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Oak Hill Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,910,939(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,910,939(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,910,939(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.9%(2)
12	TYPE OF REPORTING PERSON PN
______________________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON OHCP GenPar II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 34,755,329(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 34,755,329(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,755,329(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.3%(2)
12	TYPE OF REPORTING PERSON PN
______________________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON OHCP MGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 34,755,329(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 34,755,329(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,755,329(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.3%(2)
12	TYPE OF REPORTING PERSON OO
__________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON OHCMP II RSC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,155,540(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,155,540(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,540(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(2)
12	TYPE OF REPORTING PERSON OO
______________________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Oak Hill Capital Management Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,155,540(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,155,540(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,155,540(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%(2)
12	TYPE OF REPORTING PERSON PN
______________________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON OHCP II RSC COI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 8,688,850(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 8,688,850(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,688,850(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%(2)
12	TYPE OF REPORTING PERSON OO
______________________________________
(1)	See Item 4 below.
(2)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 9 of 16 Pages

ITEM 1.	(a)	Name of Issuer: RSC Holdings Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:	6929 E. Greenway Parkway Scottsdale, AZ 85254

ITEM 2.	(a)	Name of Person Filing:

Name of Person Filing	Address	Citizenship

OHCP II RSC, LLC	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

Oak Hill Capital Partners II, L.P.	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

OHCP GenPar II, L.P.	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

OHCP MGP II, LLC	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

OHCMP II RSC, LLC	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

Oak Hill Capital Management	201 Main Street, Suite 1018	Delaware
Partners II, L.P.	Fort Worth, TX 76102

OHCP II RSC COI, LLC	201 Main Street, Suite 1018	Delaware
Fort Worth, TX 76102

OHCP II RSC, LLC, Oak Hill Capital Partners II, L.P., OHCP GenPar II, L.P., OHCP MGP II, LLC, OHCMP II RSC, LLC, Oak Hill Capital Management Partners II, L.P. and OHCP II RSC COI, LLC have entered into a Joint Filing Agreement, dated February 14, 2011, a copy of which is filed as Exhibit 1 to this Amendment No. 3 to the Schedule 13G, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Address or Principal Business Office or, if None, Residence: See Item 2(a) above.

(c)	Citizenship: See Item 2(a) above.

(d)	Title of Class of Securities: Common Stock, no par value per share, of the Issuer (“Common Stock”).

(e)	CUSIP Number: 74972L 102

CUSIP No. 74972L 102	SCHEDULE 13G	Page 10 of 16 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240. 13d-1(b)(1)(ii)(F);
	(g)	[__] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

N/A

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See below.
(ii) Shared power to vote or to direct the vote: See below.
(iii) Sole power to dispose or to direct the disposition of: See below.
(iv) Shared power to dispose or to direct the disposition of: See below.

As of the date of this report, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of the Issuer listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class(a)

OHCP II RSC, LLC	23,910,939	22.9%

Oak Hill Capital Partners II, L.P.	0(b)	0%

OHCP GenPar II, L.P.	0(b)(c)(d)	0%

OHCP MGP II, LLC	0(b)(c)(d)	0%

OHCMP II RSC, LLC	2,155,540	2.0%

Oak Hill Capital Management	0(c)	0%
Partners II, L.P.

OHCP II RSC COI, LLC	8,688,850	8.3%

(a)	Based on 104,363,681 shares outstanding as of January 20, 2012, as disclosed in the Issuer's Annual Report on Form 10-K filed on January 26, 2012.

(b)
23,910,939 shares held by OHCP II RSC, LLC, whose sole member is Oak Hill Capital Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC. Oak Hill Capital Partners II, L.P., OHCP GenPar II, L.P. and OHCP MGP II, LLC expressly disclaim beneficial ownership of the shares held by OHCP II RSC, LLC, as well as the shares held by OHCMP II RSC, LLC and OHCP II RSC COI, LLC. J. Taylor Crandall, John Fant, Steve Gruber, Kevin G. Levy, Denis J. Nayden and Ray Pinson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCP II RSC, LLC. Such persons expressly disclaim beneficial ownership of the shares held by OHCP II RSC, LLC, as well as the shares held by OHCMP II RSC, LLC and OHCP II RSC COI, LLC.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 11 of 16 Pages

(c)
2,155,540 shares held by OHCMP II RSC, LLC, whose managing member is Oak Hill Capital Management Partners II, L.P., whose general partner is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC. Oak Hill Capital Management Partners II, L.P., OHCP GenPar II, L.P. and OHCP MGP II, LLC expressly disclaim beneficial ownership of the shares held by OHCMP II RSC, LLC, as well as the shares held by OHCP II RSC, LLC and OHCP II RSC COI, LLC. J. Taylor Crandall, John Fant, Steve Gruber, Kevin G. Levy, Denis J. Nayden and Ray Pinson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCMP II RSC, LLC. Such persons expressly disclaim beneficial ownership of the shares held by OHCMP II RSC, LLC, as well as the shares held by OHCP II RSC, LLC and OHCP II RSC COI, LLC.

(d)
8,688,850 shares held by OHCP II RSC COI, LLC, whose managing member is OHCP GenPar II, L.P., whose general partner is OHCP MGP II, LLC. OHCP GenPar II, L.P. and OHCP MGP II, LLC expressly disclaim beneficial ownership of the shares held by OHCP II RSC COI, LLC, as well as the shares held by OHCP II RSC, LLC and OHCMP II RSC, LLC. J. Taylor Crandall, John Fant, Steve Gruber, Kevin G. Levy, Denis J. Nayden and Ray Pinson, as managers of OHCP MGP II, LLC, may be deemed to share beneficial ownership of the shares shown as beneficially owned by OHCP II RSC COI, LLC. Such persons expressly disclaim beneficial ownership of the shares held by OHCP II RSC COI, LLC, as well as the shares held by OHCP II RSC, LLC and OHCMP II RSC, LLC.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4 above.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (collectively, the “Oak Hill Funds”) is a party to an Amended and Restated Stockholders Agreement, dated October 6, 2011(the “Stockholders Agreement”), with the Issuer, pursuant to which the Oak Hill Funds currently have the right to nominate three members of the Issuer's board of directors. The aggregate amount of shares of Common Stock beneficially owned by the Oak Hill Funds is approximately 34,755,329, which represents approximately 33.3% of the outstanding shares of Common Stock.

On December 15, 2011, the Issuer entered into a definitive merger agreement (the “Merger Agreement’) with United Rentals, Inc. (“URI) pursuant to which the Issuer will be merged (the “Merger”) with and into URI, with URI continuing as the surviving corporation.  Concurrently, with the entry into the Merger Agreement, the Oak Hill Funds entered into a voting agreement (the “Voting Agreement”) with URI in connection with the Merger.  Pursuant to the Voting Agreement, the Oak Hill Funds have agreed to, among other things, vote (or cause to be voted) all of their shares of the Issuer’s common stock (a) in favor of the adoption of the merger agreement and approval of the transactions contemplated thereby and (b) against, and otherwise not support, any other “acquisition proposal” (as defined in the merger agreement) or any other action, agreement or transaction submitted for approval of the Issuer’s stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the merger. The voting agreement will terminate upon the earliest to occur of: (a) the date of termination of the Merger Agreement in accordance with its terms; (b) the date of any amendment, modification, change or waiver to any provision of the Merger Agreement that reduces the amount or changes the form of the merger consideration to the Issuer’s stockholders (subject to adjustment in accordance with the terms of the merger agreement); and (c) the time when a certificate of merger is filed with the Secretary of State of the State of Delaware.

The foregoing descriptions are not complete and qualified in its entirety to the Stockholders Agreement and the Voting Agreement which are attached as Exhibits 2 and 3 to this Schedule 13G and incorporated herein by reference.

The stock ownership reported for each of the Oak Hill Funds and the other reporting persons does not include any shares owned by other parties to the Stockholders Agreement. Each of the Oak Hill Funds and the other reporting persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

CUSIP No. 74972L 102	SCHEDULE 13G	Page 12 of 16 Pages

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10.	CERTIFICATIONS.

N/A

CUSIP No. 74972L 102	SCHEDULE 13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OHCP II RSC, LLC

	By:	Oak Hill Capital Partners II, L.P.
its Sole Member

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OAK HILL CAPITAL PARTNERS II, L.P.

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

CUSIP No. 74972L 102	SCHEDULE 13G	Page 14 of 16 Pages

OHCP GENPAR II, L.P.

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCP MGP II, LLC
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCMP II RSC, LLC

	By:	Oak Hill Capital Management Partners II, L.P.
its Managing Member

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OAK HILL CAPITAL MANAGEMENT
PARTNERS II, L.P.

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

CUSIP No. 74972L 102	SCHEDULE 13G	Page 15 of 16 Pages

OHCP II RSC COI, LLC

	By:	OHCP GenPar II, L.P.
its Managing Member

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

CUSIP No. 74972L 102	SCHEDULE 13G	Page 16 of 16 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2.	Second Amended and Restated Stockholders Agreement,dated as of October 6, 2011, by and among the Issuer and OHCP II RSC, LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (incorporated by reference to Exhibit 4.7.3 of the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 20, 2011).
Exhibit 3.

Voting Agreement dated as of December 15, 2011, by and among United Rentals, Inc. and OHCP II RSC LLC, OHCMP II RSC, LLC and OHCP II RSC COI, LLC (incorporated by reference to the Form S-4 filed by United Rentals, Inc. with the Securities and Exchange Commission on January 17, 2012).

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G, as amended, is filed on behalf of each of them; and

(ii)
Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

OHCP II RSC, LLC

	By:	Oak Hill Capital Partners II, L.P.
its Sole Member

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OAK HILL CAPITAL PARTNERS II, L.P.

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCP GENPAR II, L.P.

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCP MGP II, LLC
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCMP II RSC, LLC

	By:	Oak Hill Capital Management Partners II, L.P.
its Managing Member

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OAK HILL CAPITAL MANAGEMENT
PARTNERS II, L.P.

	By:	OHCP GenPar II, L.P.
its General Partner

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President

OHCP II RSC COI, LLC

	By:	OHCP GenPar II, L.P.
its Managing Member

	By:	OHCP MGP II, LLC
its General Partner
Date: February 14, 2012	By:	/s/ John R. Monsky
Name: John R. Monsky Title: Vice President